UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Workiva Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98139A105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98139A105

1.	Names of Reporting Persons: Steven T. Kirby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 1,559,480

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,395,932

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,559,480 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7% (2)

12.	Type of Reporting Person (See Instructions): IN

(1)
Includes 45,144 shares of Class A common stock owned by Mr. Kirby in his own name; 136,702 shares of Class A common stock owned by Bluestem Capital Company, L.L.C., of which Mr. Kirby is the sole manager and has sole voting and dispositive power; 163,548 shares of Class A common stock owned by Bluestem Capital Investments, LLC, of which Mr. Kirby is the managing member and has sole voting power and no dispositive power; and 486,680 shares of Class A common stock owned by Bluestem Capital Appreciation Fund, LLC, 514,800 shares of Class A common stock owned by Bluestem Diversified Assets, LLC and 212,606 shares of Class A common stock owned by Bluestem Core Strategies Fund, L.L.C., each of which is managed by Bluestem Capital Company, L.L.C., which has sole voting and investment power with respect to the shares.

(2)	Based on 27,213,791 shares of Class A common stock outstanding as of December 31, 2014.

Item 1.

	(a)	Name of Issuer: Workiva Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2900 University Blvd Ames, IA 50010 San Mateo, CA 94404

Item 2.

	(a)	Names of Person Filing: Steven T. Kirby
	(b)	Address of Principal Business Office or, if none, Residence: c/o Bluestem Capital Company, L.L.C. 122 S Phillips Ave. Suite 300 Sioux Falls, SD 57104
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 98139A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,559,480 (1)
	(b)	Percent of class: 5.7% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,559,480
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 1,395,932
		(iv)	Shared power to dispose or to direct the disposition of -0-

(1)
Includes 45,144 shares of Class A common stock owned by Mr. Kirby in his own name; 136,702 shares of Class A common stock owned by Bluestem Capital Company, L.L.C., of which Mr. Kirby is the sole manager and has sole voting and dispositive power; 163,548 shares of Class A common stock owned by Bluestem Capital Investments, LLC, of which Mr. Kirby is the managing member and has sole voting power and no dispositive power; and 486,680 shares of Class A common stock owned by Bluestem Capital Appreciation Fund, LLC, 514,800 shares of Class A common stock owned by Bluestem Diversified Assets, LLC and 212,606 shares of Class A common stock owned by Bluestem Core Strategies Fund, L.L.C., each of which is managed by Bluestem Capital Company, L.L.C., which has sole voting and investment power with respect to the shares.

(2)	Based on 27,213,791 shares of Class A common stock outstanding as of December 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Steven T. Kirby

Date: February 13, 2015	By:	/s/ Steven T. Kirby
Steven T. Kirby

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